SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby  informs its shareholders and the market in general that will be relying on the Securities and Exchange Commission’s order (Release No. 34-88465 issued on March 25, 2020) under Section 36 of the Securities Exchange Act of 1934, as amended (the  Exchange Act”) granting exemptions from specified provisions of the Exchange Act and certain rules thereunder to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”) due to circumstances related to the coronavirus (“COVID-19”) pandemic.

On March 27, 2020, the Company issued a press release (furnished to the SEC on Form 6-K) providing preliminary updates on the impact of the COVID-19 outbreak on its operations in Brazil. As noted in the press release, the Company is following the recommendations of the Ministry of Health and the governments of the states and cities where its companies and operational units are located. In order to comply with the quarantine measures, the Company has implemented a remote working policy for the great majority of employees, restricted national travel and meetings with large numbers of people and banned any international travel. As a result of these measures, the Company’s day-to-day activities in person and not related to the essential activities of the operation have been disrupted, including limiting the Company’s access to its facilities and certain technology systems and disrupting normal interactions with accounting personnel and others involved in the preparation of the Annual Report.

The Company expects to file its Annual Report on or around May 11, 2020 (but in any event no later than June 14, 2020, which is 45 days from the Annual Report’s original filing deadline of April 30, 2020).

Additional Risk Factor Disclosure:

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, such as the recent outbreak of the novel coronavirus.

Our operations could be adversely affected by epidemics, natural disasters and other catastrophes, such as a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by a novel coronavirus known as COVID-19 which was first identified in Wuhan, Hubei Province, China. Since then the virus has spread to over 200 countries and territories, including China, the U.S., the European Union, and Brazil and, on March 11, 2020, the World Health Organization confirmed that its spread and severity had escalated to the point of a pandemic. The outbreak of COVID-19 has resulted in authorities around the world implementing numerous measures to try to contain the spread of the virus, such as travel bans and restrictions, curfews, quarantines and shut downs, which has led to increased volatility and declines in financial markets and severe economic downturns in many countries. The response to the COVID-19 outbreak in many Brazilian states has involved declaring periods of quarantine which has resulted in restrictions on opening hours, and in many cases closures, of plants and stores, leading to prolonged closures of workplaces and reduced business activity, which will likely have a material adverse effect on the Brazilian economy.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

As a result, GDP may contract this year as the impacts of COVID-19 on the world economy may be significant and lasting, with forecasts of a global recession. The Central Bank indicates a GDP retraction of 3.3%. Considering the correlation between GDP growth and electric energy consumption, the downward revision of this estimate, or even an eventual recession, indicates potential reduction in energy consumption in some sectors, such as industrial and commercial. In addition, consumers may not be able to pay their bills to distribution companies. Consumer default and decrease in demand may generate cash flow mismatches for the distribution companies and lead them to suspend or delay payments to us, which in turn could lead to cash flow mismatches for us.

Our generation revenue comes from businesses carried out on (i) the Regulated Market (including the plants under the quota regime), (ii) the Free Market and (iii) the short-term market, in which the differences between the amounts generated, contracted and consumed are settled. Due to the reduction in economic activity, there may be instances of defaults by our counterparties.

We are also managers of the Itaipu and Proinfa commercialization accounts. If either account becomes negative, we use our own resources to meet the obligations and reestablish the balance of the accounts, with due compensation through the tariff of the following year (with respect to Itaipu) or in the revision of quotas (with respect to Proinfa). Any material default in any of these accounts could impact our cash flows.

Considering the possible decrease in our revenues, we might be required to record an impairment, particularly in the case of SPEs that sell significant amounts of energy on the Free Market. Other factors that may contribute to us having to record impairments are the increase in certain costs (especially those indexed in foreign currency) and/or possible difficulties with material suppliers.

In addition, as of the date of this Form 6-K, we also expect low liquidity in the energy trading market, which may lead to difficulties for transacting business on favorable terms in this market. Future energy auctions may also be postponed for an indefinite amount of time depending on the determination of the Ministry of Mines and Energy.

In the transmission segment, our earnings are derived from tariffs defined by ANEEL (i.e. the RAP), established at the time of the concession auction, with periodic reviews defined in specific regulations. Accordingly, we currently see no indications that the outbreak of COVID-19 will have a significant impact on the revenues of our transmission assets. since these are related to the availability of the assets in the Interconnected System, and not to the flow of energy transmitted. Despite low historical default rates, the current adverse scenarios, magnified by over-contracting by the distribution companies and exchange rate devaluations, may lead to increased defaults in the transmission segment.

In addition, as certain of our transmission projects are in the implementation phase, we might suffer delays in their construction as a result of a complete shutdown or in the re-deployment of construction teams. Restrictions of this nature may also cause us or our contractors to miss milestones on projects and experience operational delays, delay the delivery of electrical infrastructure and other supplies that we source from around the globe, delay the connection of electric service to new customers, prolong the time period necessary to perform maintenance on our infrastructure, and significantly reduce the use of electricity by commercial and industrial customers.

Further, while we have modified certain business and workforce practices (including employee travel, employee work locations, and cancellation of physical participation in meetings, events, and conferences) to conform to government restrictions and best practices proposed by government and regulatory authorities, we have a limited number of highly skilled operators for some of our critical power plants and our grid operations centers. Our operations would be disrupted if some of our employees or employees of our business partners were suspected of having COVID-19, which could require quarantine of some or all such employees or closure of our facilities for disinfection.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Accordingly, it is possible that the generation, transmission and commercialization of electric energy segments, in which we operate, will suffer material negative impacts. We cannot predict the duration of these restrictions or the exact impact that they will have on our business. Therefore, we currently cannot estimate the potential impact to our financial position, results of operations and cash flows.

Additionally, we may need to recognize material actuarial liabilities if the equity in the pension funds that we and our subsidiaries sponsor fluctuates as a result of the decrease in economic activity and its impact on the financial and capital markets.

We cannot predict what policies or actions the Brazilian government may take in the future as a response to the COVID-19 pandemic and how they might affect the economy or our business or financial performance. The overall trend suggests that COVID-19 may affect the electricity industry as a result of lower economic activity.

Cautionary Note on Forward-Looking Statements

This Report on Form 6-K contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Comissão de Valores Mobiliários (CVM) rules. These forward-looking statements relate to expectations or forecasts for future events, including, without limitation, our future financial or business performance or strategies, results of operations or financial condition. These statements may be preceded by, followed by or include the words “may,” “might,” “should,” “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “continue,” “target” or similar expressions. These forward-looking statements are based on information available to us as of the date they were made and involve a number of risks and uncertainties which may cause them to turn out to be wrong. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, including the unprecedented impact of COVID-19 pandemic on our business, employees, shareholders and other stakeholders, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements.

Rio de Janeiro, April 30, 2020.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.